GRUPO CASA SABA

Grupo Casa Saba Announces the Aquisition of a Pharmacy             Chain in Brazil

Mexico City, Mexico, May 15, 2008. - As part of its growth strategy, Grupo Casa Saba, S.A.B. de C.V. (“Saba”, “GCS”, “the Company” or “the Group”) (BMV and NYSE: SAB), is expanding its operations to Brazil. With today’s signing of the respective documentation, the Group will acquire 100% of the shares of Drogasmil Medicamentos e Perfumaria S.A. (“Drogasmil”). Once certain agreed upon conditions precedent are met, the transaction price will be approximately $185 million Brazilian reals (the equivalent of $115 million dollars based on today’s exchange rate).

Brazil is the most important pharmaceutical market in Latin America, with around US$12 billion in annual sales in 2007. GCS’s entrance into this market demonstrates that it is committed to seeking out opportunities for further growth.

In 2007, Drogasmil’s sales were around $270 million Brazilian reals (the equivalent of $165 million dollars based on today’s exchange rate). Currently, the company operates pharmacies in the states of Río de Janeiro, Sao Paulo and Paraná. With its distribution centers and points-of-sale, Drogasmil is an important actor in the pharmaceutical sector and will be GCS’s platform for growth in this country. This is GCS’s first acquisition outside of Mexico.

About Grupo Casa Saba

Grupo Casa Saba, S.A.B. de C.V. (“Saba”, “GCS”, “the Company” or “the Group”) is one of the leading Mexican distributors of pharmaceutical products, beauty aids, personal care and consumer goods, general merchandise and publications. In 2007, the company had total sales of $25,259 million pesos. The Group is listed on both the Bolsa Mexicana de Valores (Mexican Stock Exchange) and the NYSE.

Contacts:

Grupo Casa Saba                                                          IR Communications
Rodrigo Echagaray, IRO                                               Jesús Martínez Rojas
(52 55) 5284-6672                                                        (52 55) 5644-1247
rechagar@casasaba.com                                            jesus@irandpr.com

Alejandro Sadurni, CFO
asadurni@casasaba.com